UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                FORM 12b-25

                      Commission File Number 333-30715

                         NOTIFICATION OF LATE FILING

   (Check One): [x]Form 10-K [ ]Form 20-F [ ]Form 11-K [ ]Form 10-Q
                          [ }Form N-SAR

                   For Period Ended: December 31, 2000

                   [ ] Transition Report on Form 10-K
                   [ ] Transition Report on Form 20-F
                   [ ] Transition Report on Form 11-K
                   [ ] Transition Report on Form 10-Q
                   [ ] Transition Report on Form N-SAR
                   For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION
--------------------------------

Full Name of Registrant

PG&E Funding LLC



Address of Principal Executive Office (Street and Number)

245 Market Street, Suite 424, San Francisco, CA  94105





PART II -- RULES 12b-25(b) AND (c)
----------------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    (a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
    (b) The subject annual report, semi-annual report, transition
[x] report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE
---------------------

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

Due to changes in the financial position of Pacific Gas and Electric Company, the sole member of the Registrant and Servicer of Registrant's Transition Property, the Registrant's accounting firm, Deloitte & Touche, recently has requested that additional extensive legal representations be made by management of the Servicer and the Registrant before the issuance of its auditors' report. Although the Registrant is working diligently to provide the requested representations, the Registrant is unable to complete the due diligence necessary to make these legal representations in time to obtain the auditors' report by April 2, 2001.


PART IV -- OTHER INFORMATION
---------------------------

(1) Name and telephone number of person to contact in regard to this notification

Anthony Miller               (415)              973-5389
---------------------       --------           ---------------
     (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[x]Yes  [ ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ]Yes   [x]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

PG&E Funding LLC
--------------------------------
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  March 29, 2001         By  /s/ DINYAR B. MISTRY
                                 Dinyar B. Mistry
                                 Controller